Exhibit 12.1
Park-Ohio Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratio Data)

	Six months ended	Year ended
	June 30,	December 31,
	2009	2008	2007	2006	2005	2004

Earnings (loss) before Income Taxes	$(648)	$(98,817)	$31,173	$27,397	$26,485	$17,599
Less Capitalized Interest
Fixed Charges	13,895	32,669	36,447	36,390	31,554	34,942

Earnings available for Fixed Charges	$13,247	$(66,148)	$67,620	$63,787	$58,039	$52,541

Fixed Charges:
Interest Component of Rent Expense	1,796	4,800	4,896	5,123	4,498	3,529
Interest Expense	12,099	27,869	31,551	31,267	27,056	31,413
Interest Capitalized
Amortization of Deferred Financing Costs(1)

Total Fixed Charges	$13,895	$32,669	$36,447	$36,390	$31,554	$34,942

Ratio of Earnings to Fixed Charges	1.0	(2)	1.9	1.8	1.8	1.5

(1)	Included in Interest Expense

(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 and the coverage deficiency totaled $98,817.